Issuer Free Writing Prospectus dated March 28, 2008

Filed pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-1: 333-149663

On March 24, 2008 certain executives of CyDex Pharmaceuticals, Inc. were quoted in an article appearing in the Kansas City Business Journal. The contents of the article were as follows:

Copyright 2008 American City Business Journals, Inc.

All Rights Reserved

Kansas City Business Journal (Kansas & Missouri)

March 24, 2008 Monday

LENGTH: 890 words

HEADLINE: CyDex wants to raise money to develop its own drug products

BYLINE: Rob Roberts

BODY:

CyDex Pharmaceuticals Inc. has a new do-it-yourself strategy, and it is planning to go public to help carry it out.

Founded in 1993, the Lenexa biotechnology startup originally focused on licensing its patented Captisol technology to improve the water solubility and stability of other pharmaceutical companies’ products.

That strategy has been relatively successful, resulting in more than 30 Captisol licensing agreements and 2007 revenue of $12.7 million. But now the company is poised to make and market its own Captisol-enhanced drugs, and it’s preparing to sell as much as $50 million in common stock to aid the transformation.

CyDex filed a registration with the Securities and Exchange Commission on March 12 for an initial public offering. But the timing of the offering, which would result in CyDex shares being traded on the Nasdaq Global Market, has not been determined, CEO John Siebert said.

“The market could, as some would say, go into the crapper even worse than it is,” Siebert said.

Meanwhile, CyDex’s biotechnological clock is ticking.

One reason for the IPO, Siebert acknowledged, is that CyDex largely is financed by venture capital, “and most venture capital funds want to get their money out at a certain point.” But there’s also a more flattering reason for the new strategy and IPO.

“We have learned what Captisol can do and how to work with the regulatory system by watching our (licensing) partners,” Siebert said.

As a result, CyDex could become the first local biotech startup, based on locally generated research, to become a public company — a significant step for the area’s burgeoning life sciences initiative.

“The ultimate, mutually reinforcing goals of our varied, regional life sciences efforts are better patient care and quality of life for our residents coupled with high-quality economic development,” said Irvine Hockaday Jr., chairman of the Kansas City Area Life Sciences Institute Inc. “The recent success and future promise of CyDex Pharmaceuticals are wonderful examples of our regional life sciences potential.”

To help ensure continuing success, CyDex officials plan to limit their new drug-making activity in two ways. First, the company will focus on drugs for the acute-care hospital market, CyDex CFO Allen Roberson said. Second, CyDex will make and market drugs that couple Captisol with off-patent compounds that can be improved significantly by the marriage, Siebert said.

Valentino Stella, who co-invented Captisol with his then-graduate student Roger Rajewski, said the strategy will result in significantly lower costs for clinical trials and U.S. Food and Drug Administration approval than would taking new active pharmaceutical ingredients through the regulatory process.

Stella, a distinguished professor of pharmaceutical chemistry at the University of Kansas, began working on Captisol as part of a search for safe means of solubilizing and stabilizing cancer drugs. But the technology was first licensed by Pfizer Inc. as an ingredient in an anti-fungal medication called Vfend, one of four Captisol-containing products now on the market, Stella said.

Captisol technology involves large molecules, called cyclodextrins, that Siebert said could be envisioned as doughnuts. The outside of the “doughnut” is hydrophilic, meaning it loves water, and the inside is hydrophobic, or water-repelling.

About half of active pharmaceutical ingredients are likewise hydrophobic. So when they are put into solution with Captisol, they begin jumping from doughnut hole to doughnut hole.

“When you inject that solution into, let’s say, your bloodstream, you get dilution,” Siebert said. “That means that when the molecule comes out of the Captisol, it doesn’t have another Captisol to go into. So it goes to the active sites or, in other words, where it needs to go.”

Current patents associated with Captisol are set to lapse between 2010 and 2018. But Siebert said CyDex has patents pending for new, improved Captisol technology and manufacturing processes. And, Roberson said, the company benefits from a “robust master file,” which includes safety and clinical studies conducted by Pfizer and others on drugs containing Captisol.

CyDex, which plans to use a portion of its IPO proceeds for further clinical trials and product development, has rolled up a $22 million deficit during its 14-year history, largely due to research-and-development investments. But compared with other biotech startups its age, CyDex’s deficit and annual revenue compare favorably. And future profits may lie in its pipeline.

The company has 12 new Captisol-enabled drugs in its portfolio — six it plans to retain rights to and six it plans to license at some stage in their development.

One “retained” candidate is Cerebyx, an anti-seizure injectable based on fosphenytoin, one of five drugs Stella has invented or co-invented at KU. Combining fosphenytoin with Captisol allows the drug to be stored at room temperature rather than having to be refrigerated — an example of the types of Captisol benefits CyDex will invest in.

Stella said that CyDex is the third startup his research has helped launch, the others being Lawrence-based CritiTech Inc. and ProQuest Pharmaceuticals Inc. Considering that track record, Siebert has some advice for Kansas City-area life sciences leaders: “Go out and hire five or 10 more Val Stellas.”

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